SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Apollo Realty Income Solutions, Inc.
(Name of Issuer)

Class A-I Common Stock, par value $0.01
(Title of Class of Securities)

03770B 800
(CUSIP Number)

Richard Guidice
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

1	NAME OF REPORTING PERSONS CI PM ARIS BL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,508,728.016
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,508,728.016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,728.016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS FIRST ASSET (I) GENERAL PARTNER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,508,728.016
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,508,728.016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,728.016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS CI INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,508,728.016
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,508,728.016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,728.016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the Class A-I Common Stock (the “Shares”) of Apollo Realty Income Solutions, Inc., a corporation organized under the laws of the State of Maryland (the “Issuer”) with its principal executive offices at 9 West 57th Street, 42nd Floor, New York, NY.
Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”):
•	CI PM ARIS BL LP, a limited partnership organized under the laws of Ontario, Canada (“CI PM”);
•	First Asset (I) General Partner Inc., a corporation organized under the laws of Ontario, Canada (the “General Partner”); and
•	CI Investments Inc., a corporation organized under the laws of Ontario, Canada (“CII”).
(b)	The business address of each of the Reporting Persons is 15 York Street, 2nd Floor, Toronto, Ontario, Canada M5J 0-A3.
(c)
CI PM is a private investment partnership, the principal business of which is investing in equities of the Issuer. The principal business of the General Partner is to serve as the General Partner of CI PM, and other similar private investment partnerships. CII is an investment advisor registered under the laws of the provinces and territories of Canada, the principal business of which is to serve as the investment manager, among other things, of certain funds and certain other client accounts.

(d), (e)            During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)            The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Items 5(a) and (b) was $93,100,000. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of CI PM.
Item 4. Purpose of Transaction
The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, represented an attractive investment opportunity.
The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and operating performance, the price level of the Shares, retail industry dynamics, conditions in the securities markets and general macroeconomic factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, entering into any other derivative transactions with respect to the Shares, or changing its intention with respect to any and all matters referred to in this Item 4, in each case to the extent permitted under applicable law. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its plans with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)            The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 12,622,235.73 Shares outstanding as of May 3, 2024, which number is based on written representations made to the Reporting Persons by the Issuer after conferring with its transfer agent.
As of the date hereof, the Reporting Persons collectively beneficially owned 4,508,728.016 Shares, constituting approximately 35.7% of all of the outstanding Shares.
(b)            CI PM, the General Partner and CII have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by CI PM.
(c)            During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)            Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 29, 2023, the Issuer and CI PM entered into that certain Subscription Agreement (the “First Subscription Agreement”), pursuant to which CI PM purchased 1,979,218.2090 shares of Class F-I Common Stock of the Issuer for an aggregate purchase price of $40,000,000. Pursuant to the terms of the First Subscription Agreement, CI PM made certain customary representations and warranties to the Issuer.
On June 29, 2023, in connection with the execution of the First Subscription Agreement, CI PM and the Issuer entered into a letter agreement, pursuant to which the Issuer agreed to use commercially reasonable efforts to provide, to the extent reasonably available to the Issuer, such information as CI PM may reasonably request from time to time, and upon reasonable notice, as CI PM may require in order to comply with its Canadian tax reporting, tax payment or tax filing obligations with respect to its investment in the Issuer.
On June 29, 2023, in connection with the execution of the First Subscription Agreement, CI PM and the Issuer also entered into that certain letter agreement (the “First Waiver Letter Agreement”) pursuant to which the Issuer waived the Aggregate Stock Ownership Limit and the Common Share Ownership Limit (as such terms are defined in the Issuer’s Third Articles of Amendment and Restatement) with respect to CI PM, allowing CI PM to hold in the aggregate up to 18% of the Issuer’s outstanding Common Stock. Pursuant to the terms of the First Waiver Letter Agreement, CI PM made certain representations, warranties and covenants to the Issuer regarding CI PM’s indirect beneficial owners and tax status as a foreign corporation.

On October 27, 2023, the Issuer and CI PM entered into that certain Subscription Agreement (the “Second Subscription Agreement”), pursuant to which CI PM purchased 1,182,531.8940 shares of Class F-I Common Stock of the Issuer for an aggregate purchase price of $24,100,000. Pursuant to the terms of the Second Subscription Agreement, CI PM made certain customary representations and warranties to the Issuer.
On November 6, 2023, in connection with the execution of the Second Subscription Agreement, CI PM and the Issuer also entered into that certain letter agreement (the “Second Waiver Letter Agreement”) pursuant to which the Issuer waived the Aggregate Stock Ownership Limit and the Common Share Ownership Limit with respect to CI PM, allowing CI PM to hold in the aggregate up to 18% of the Issuer’s outstanding Common Stock. Pursuant to the terms of the Second Waiver Letter Agreement, CI PM made certain representations, warranties and covenants to the Issuer regarding CI PM’s indirect beneficial owners and tax status as a foreign corporation.
On December 22, 2023, the Issuer and CI PM entered into that certain Subscription Agreement (the “Third Subscription Agreement”), pursuant to which CI PM purchased 195,458.5210 shares of Class F-I Common Stock of the Issuer for an aggregate purchase price of $4,000,000. Pursuant to the terms of the Third Subscription Agreement, CI PM made certain customary representations and warranties to the Issuer.
On March 28, 2024, the Issuer and CI PM entered into that certain Subscription Agreement (the “Fourth Subscription Agreement”), pursuant to which CI PM purchased 1,212,591.5510 shares of Class F-I Common Stock of the Issuer for an aggregate purchase price of $25,000,000. Pursuant to the terms of the Fourth Subscription Agreement, CI PM made certain customary representations and warranties to the Issuer.
On April 1, 2024, CI PM and the Issuer, amongst others, entered into that certain Exchange Agreement in connection with the automatic exchange of shares of Class F-I Common Stock of the Issuer to shares of Class A-I Common Stock of the Issuer where shares of Class F-I Common Stock of the Issuer issued to CI PM and clients of its affiliates exceed aggregate proceeds to the Issuer in excess of $100,000,000. On April 2, 2024, the Issuer exchanged approximately 4,569,800.1750 shares of Class F-I Common Stock of the Issuer held by CI PM for approximately 4,508,728.0160 shares of Class A-I Common Stock of the Issuer at an exchange rate based on the NAV per share for its Class F-I Common Stock and Class A-I Common Stock as of the exchange date.
Item 7. Material to be filed as Exhibits
Exhibit 99.1
Subscription Agreement, dated as of June 29, 2023, between CI PM ARIS BL LP (incorporated by reference to Ex. 4.2 to the Issuer’s Registration Statement on Form S-11, filed with the Securities and Exchange Commission on September 20, 2022).

Exhibit 99.2
Subscription Agreement, dated as of October 27, 2023, between CI PM ARIS BL LP (incorporated by reference to Ex. 4.2 to the Issuer’s Registration Statement on Form S-11, filed with the Securities and Exchange Commission on September 20, 2022).

Exhibit 99.3
Subscription Agreement, dated as of December 22, 2023, between CI PM ARIS BL LP (incorporated by reference to Ex. 4.2 to the Issuer’s Registration Statement on Form S-11, filed with the Securities and Exchange Commission on September 20, 2022).

Exhibit 99.4
Subscription Agreement, dated as of March 28, 2024, between CI PM ARIS BL LP (incorporated by reference to Ex. 4.2 to the Issuer’s Registration Statement on Form S-11, filed with the Securities and Exchange Commission on September 20, 2022).

Exhibit 99.5	Joint Filing Agreement to Schedule 13D by and among CI PM ARIS BL LP, First Asset (I) General Partner Inc. and CI Investments Inc., dated as of May 6, 2024.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: May 6, 2024

CI PM ARIS BL LP By: First Asset (I) General Partner Inc.

By:	/s/ Yvette Zhang
Yvette Zhang, Director and Chief Financial Officer

FIRST ASSET (I) GENERAL PARTNER INC.

By:	/s/ Yvette Zhang
Yvette Zhang, Director and Chief Financial Officer

CI INVESTMENTS INC.

By:	/s/ Yvette Zhang
Yvette Zhang, Director and Chief Financial Officer

SCHEDULE 1
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days:
Date	Buy/Sell	Security	Approximate Price Per Share or Option, as Applicable[1]	Number of Shares Bought/(Sold) or Underlying Options

03/28/2024	BUY	Class F-I Common Stock	$20.617	1,212,591.5510
04/02/2024	EXCHANGE	Class F-I Common Stock	N/A	(4,569,800.175)
04/02/2024	EXCHANGE	Class A-I Common Stock	N/A	4,508,728.016

1 Excluding any brokerage fees.

Ex. 99.5
JOINT FILING AGREEMENT

WHEREAS, the undersigned (collectively, the “Reporting Persons”) from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and
WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;
NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:
1. Each of the Reporting Persons is individually eligible to make joint filings.
2. Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.
3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.
4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.
5. The undersigned agree that each joint filing made on or after the date hereof with respect to Common Shares of Apollo Realty Income Solutions Inc. will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.
[Signature Page Follows]

Dated: May 6, 2024

CI PM ARIS BL LP By: First Asset (I) General Partner Inc.

By:	/s/ Yvette Zhang
Yvette Zhang, Director and Chief Financial Officer

FIRST ASSET (I) GENERAL PARTNER INC.

By:	/s/ Yvette Zhang
Yvette Zhang, Director and Chief Financial Officer

CI INVESTMENTS INC.

By:	/s/ Yvette Zhang
Yvette Zhang, Director and Chief Financial Officer